SECURITIE 04002615 ISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-52468

RECEIVED
MAR - 1 2004

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cohen Bros. & Company

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1818 Market Street, 28th Floor
(No. and Street)

Philadelphia, PA 19103
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Shenkman 215-861-7808
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name — if individual, state last, first, middle name)

2001 Market Street, Suite 3100, Philadelphia, PA 19103
(Address) (City) (State) Zip Code)

CHECK ONE:
☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 0 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Michael Shenkman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cohen Bros + Company, Inc, as of Feb 26, ~~19~~ 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

CFO
Title

[signature]
Notary Public

NOTARIAL SEAL
Courtney J. Everngham, Notary Public
City of Philadelphia, Phila. County
My Commission Expires March 14, 2005

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report Pursuant to Rule 17a-5 and Report of Independent Certified Public Accountants

Cohen Bros. & Company, Inc.
(a wholly-owned subsidiary of Cohen Bros. Financial, LLC)

December 31, 2003

CONTENTS

Grant Thornton

Accountants and Business Advisors

Report of Independent Certified Public Accountants

Board of Directors
Cohen Bros. & Company, Inc.

We have audited the accompanying statements of financial condition of Cohen Bros. & Company, Inc. (a wholly-owned subsidiary of Cohen Bros. Financial, LLC), as of December 31, 2003, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Cohen Bros. & Company, Inc., as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 15 and 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Philadelphia, Pennsylvania
February 6, 2004

Suite 3100
Two Commerce Square
2001 Market Street
Philadelphia, PA 19103-7080
T 215.561.4200
F 215.561.1066
W www.grantthornton.com

COHEN BROS. & COMPANY, INC.
(a wholly-owned subsidiary of Cohen Bros. Financial, LLC)

Statement of Financial Condition

December 31, 2003

ASSETS	
Cash	$ 1,593,720
Deposit with clearing broker	100,233
Receivable from clearing broker	48,428
Accrued interest receivable	3,445
Loan receivable	363,057
Furniture and equipment, net	92,422
Goodwill	249,230
Intangible asset, net	155,000
Reimbursable advances due from Parent	346,668
Other assets	343,381
	$ 3,295,584
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Other liabilities	$ 1,167,280
Stockholder's equity	
Common stock, $0.01 par value; 1,000 shares authorized, 100 shares issued and outstanding	1
Additional paid-in capital	2,345,499
Accumulated deficit	(217,196)
Total stockholder's equity	2,128,304
	$ 3,295,584

The accompanying notes are an integral part of this statement.

COHEN BROS. & COMPANY, INC.
(a wholly-owned subsidiary of Cohen Bros. Financial, LLC)

Statement of Operations

Year ended December 31, 2003

Revenues	
Commissions	$ 3,441,924
Investment banking	3,500,484
Interest and other income	29,910
Total revenues	6,972,318
Expenses	
Employee compensation and benefits	4,506,432
Occupancy and equipment	94,062
Professional fees	67,518
Regulatory fees	56,590
Advertising	251,604
Clearing fees	395,828
Investment banking	1,136,769
Research department	97,235
Amortization of intangible assets	20,000
Management fee expense - parent	110,000
Other operating expenses	255,579
Total expenses	6,991,617
Net loss before income taxes	(19,299)
Income tax expense	-
NET LOSS	$ (19,299)

The accompanying notes are an integral part of this statement.

COHEN BROS. & COMPANY, INC.
(a wholly-owned subsidiary of Cohen Bros. Financial, LLC)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2003

	Common stock	Additional paid-in capital	Accumulated deficit	Total
Balance at January 1, 2003	$ 1	$ 1,345,499	$ (157,897)	$ 1,187,603
Capital contributions from parent	-	1,000,000	-	1,000,000
Distributions	-	-	(40,000)	(40,000)
Net loss	-	-	(19,299)	(19,299)
Balance at December 31, 2003	$ 1	$ 2,345,499	$ (217,196)	$ 2,128,304

The accompanying notes are an integral part of this statement.

COHEN BROS. & COMPANY, INC.
(a wholly-owned subsidiary of Cohen Bros. Financial, LLC)

Statement of Cash Flows

Year ended December 31, 2003

Cash flows from operating activities	
Net loss	$ (19,299)
Adjustments to reconcile net loss to net cash provided by operating activities	
Depreciation and amortization	12,922
Amortization of intangible asset	20,000
Gain on insurance settlement	(485)
Decrease in net receivable from clearing broker	58,509
Increase in clearing broker deposit	(80,169)
Increase in interest receivable	(3,445)
Increase in other assets	2,594
Increase in other liabilities	958,595
Net cash provided by operating activities	949,222
Cash flows from investing activities	
Purchase of furniture and equipment	(57,470)
Proceeds from disposal of equipment	1,935
Issuance of promissory note	(355,000)
Repayment of loan receivable and promissory note	103,143
Advances to Parent	(1,395,000)
Payments of advances by Parent	1,050,000
Net cash used in investing activities	(652,392)
Cash flows from financing activities	
Capital contributions from Parent	1,000,000
Distribution to owners	(40,000)
Net cash provided by financing activities	960,000
NET INCREASE IN CASH	1,256,830
Cash at beginning of year	336,890
Cash at end of year	$ 1,593,720

The accompanying notes are an integral part of this statement.

COHEN BROS. & COMPANY, INC.
(a wholly-owned subsidiary of Cohen Bros. Financial, LLC)

Notes to Financial Statements

December 31, 2003

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cohen Bros. & Company (the Company) is a Delaware corporation and was created when Cohen Bros. Financial, LLC (Cohen Financial or Parent) purchased the outstanding stock of FMC Securities Corporation (FMSC) on October 2, 2001. The Company is a wholly-owned subsidiary of Cohen Financial. The Company is a securities broker-dealer, which comprises several classes of service, including securities brokerage and investment banking.

The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc., and the Securities Investor Protection Corporation.

1. Basis of Financial Statement Preparation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America.

The preparation of financial statements requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The principal estimate that is susceptible to significant change in the near term relates to certain intangible assets, such as goodwill and dealer license. The outstanding goodwill and intangible asset resulted from the acquisition of FMSC. If such benefits, including new business, are not derived or the Company changes its business plan an impairment may be recognized.

2. Securities Transactions

Transactions in securities are recorded on a settlement-date basis.

3. Investment Banking

Investment banking revenues include fees arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing financial restructuring advisory services. Investment banking management fees are recorded on the offering date and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

4. Goodwill and Intangible Asset

The outstanding goodwill and intangible asset resulted from the acquisition of FMSC in 2001. The Company has recognized an intangible asset for the dealer license of $200,000, which is being amortized on a straight-line basis over ten years. The Company recorded amortization expense for the intangible asset of $20,000 for the year ended December 31, 2003.

(Continued)

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

The Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Intangible Assets* on October 1, 2001, date of acquisition of FMSC. Accordingly, the Company did not amortize the goodwill from the acquisition of FMSC. SFAS No. 142 modifies the accounting for all purchased goodwill and intangible assets. SFAS No. 142 requires companies to test goodwill and indefinite lived intangible assets for impairment rather than amortize them and, accordingly, the Company has not recorded amortization expense for the goodwill recorded. The Company completed its annual impairment testing and no impairment was identified.

5. Furniture and Equipment

Furniture and equipment are carried at cost. Depreciation is generally computed on the straight-line methods over the estimated useful lives of the assets.

6. Income Taxes

The Company accounts for income taxes under the liability method of accounting for income taxes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates that will be in effect when these differences reverse. Deferred tax expense is the result of changes in deferred tax assets and liabilities.

7. Advertising

Advertising expenses are expensed as incurred.

8. Variable Interest Entities

In January 2003, the Financial Accounting Standards Board (FASB) released Interpretation No. 46, *Consolidation of Variable Interest Entities* (FIN 46). FIN 46 requires that all primary beneficiaries of Variable Interest Entities (VIE) consolidate that entity. FIN 46 is effective immediately for VIEs created after January 31, 2003 and to VIEs to which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to VIEs in which an enterprise holds a variable interest it acquired before February 1, 2003. In December 2003, the FASB published a revision to FIN 46 (FIN 46R) to clarify some of the provisions of the interpretation and defer to the effective date of implementation for certain entities. Under the guidance of FIN 46R, entities that do not have interests in structures that are commonly referred to at special purpose entities are required to apply the provisions of the interpretation in financials statements for periods ending after March 14, 2004. Management has evaluated the provisions of FIN 46 and does not believe that the Company has any VIEs.

NOTE B - RECEIVABLE FROM CLEARING BROKER

The Company conducts business through its clearing broker for its proprietary accounts. The Company also introduces customer accounts on a fully disclosed basis to the clearing broker and earns revenues and incurs expenses from activities in those accounts. The clearing and depository operations for the Company's customer

(Continued)

NOTE B - RECEIVABLE FROM CLEARING BROKER - Continued

accounts and proprietary accounts are performed by its clearing broker pursuant to a clearance agreement. All amounts receivable from the clearing broker, reflected on the statement of financial condition, are positions carried by and amounts due from this clearing broker.

NOTE C - LOAN RECEIVABLE

On September 4, 2003, the Company entered into an unsecured loan with an officer. The loan bears interest at 5% annually and expires on September 4, 2018. The balance at December 31, 2003 is $70,000. Interest income recognized and accrued for the year ended December 31, 2003 was $1,141.

On November 3, 2003, the Company entered into an unsecured loan with one of the members of Cohen Financial. The loan bears interest at 5% annually and expires on November 3, 2018. The balance at December 31, 2003 is $285,000. Interest income recognized and accrued for the year ended December 31, 2003 was $2,303.

NOTE D - FURNITURE AND EQUIPMENT

Furniture and equipment are as follows:

	Estimated useful lives	
Computer equipment	5 years	$ 83,076
Furniture and equipment	3 to 5 years	29,098
		112,174
Less accumulated depreciation		(19,752)
		$ 92,422

Depreciation expense was $12,922 for the year ended December 31, 2003.

NOTE E - INCOME TAXES

The Company has not recorded current income tax expense due to its utilization of a net operating loss carryforward from the year ended December 31, 2003. As of December 31, 2003, the Company has net operating loss carryover of approximately $47,000, expiring through 2022. As of December 31, 2003, a deferred tax asset has not been recognized with respect to the net operating loss.

Deferred income taxes are provided for the temporary difference between the financial reporting basis and the tax basis of the Bank's assets and liabilities.

(Continued)

NOTE E - INCOME TAXES - Continued

Net deferred tax assets and liabilities consist of the following:

Charitable contributions	$ 23,812
Depreciation and amortization	(17,059)
Net operating loss carryforwards	15,916
Other	3,243
	25,912
Less valuation allowance	(25,912)
Net deferred tax asset	$ -

In view of the Company's operating loss history and the risks associated with its ability to generate taxable income in the future, management has provided for the valuation allowance reflected in the schedule above.

NOTE F - EMPLOYEE BENEFIT PLAN

The Company maintains a 401(k) savings plan covering substantially all employees of the Company. Under the plan, the Company matches 50% of employee contributions for all participants, not to exceed 3% of their salary. Contributions made by the Company were $187,229 for the year ended December 31, 2003.

NOTE G - RELATED PARTY TRANSACTIONS

The Company pays certain direct expenses as outlined in its Management and Expense Agreement, with Cohen Financial, including salaries, employee benefit costs, registration fees, and other related expenses incurred on behalf of the Company.

In 2003, the Company advanced funds to the Parent for a deposit of $346,668. The Company anticipates the repayment of this advance in 2004. In addition, the Company advanced funds to the Parent of $1,050,000 which were repaid in 2003.

The Company provides brokerage and investment banking services for the following affiliates.

The Bancorp, Inc. (TheBancorp), whose Chairman is a member of Cohen Bros. Financial LLC, paid the Company $429,000 for brokerage services during the year ended December 31, 2003. The Company recorded investment banking income of $214,000 from TheBancorp during the year ended December 31, 2003.

Resource America, Inc. (RAI), a NASDAQ company trading under the symbol REXI, whose Director is a member of Cohen Financial, paid the Company $29,455 investment banking for the year ended December 31, 2003.

(Continued)

NOTE G - RELATED PARTY TRANSACTIONS - Continued

Henmar LLC (Henmar), owned by a member of Cohen Bros Financial, paid the Company $540,974 for investment banking for the year ended December 31, 2003. Dekania Capital Management, LLC, a wholly-owned subsidiary of the Parent, is the collateral manager for Dekania CDO I Ltd. Dekania CDO I Ltd. paid the Company $432,775 for investment banking for the year ended December 31, 2003. Cohen Bros Financial Management, LLC (Cohen Management), a wholly-owned subsidiary of the Parent, is the collateral manager for Alesco Preferred Funding I, Ltd and Alesco Preferred Funding II, Ltd. Alesco Preferred Funding I, Ltd. paid the Company $248,500 for investment banking for the year ended December 31, 2003. Alesco Preferred Funding II, Ltd. paid the Company $73,500 for investment banking for the year ended December 31, 2003.

The Company performs accounting and loan placement services for Partnerships owned by members of Cohen Financial. No formal agreements are executed for these arrangements. Fees paid for the year ended December 31, 2003 were $211,798. In addition, the Company is performing accounting and booking services for these partnerships and has recorded $8,000 of deferred revenue, included in other liabilities, which will be recognized over a 10 year period.

The Company maintains some of its bank accounts with TheBancorp. As of December 31, 2003, the Company had $1,593,720 in deposits at TheBancorp.

The Company subleases office space from TheBancorp at a rate of $6,761 per month commencing in July 2002. Prior to July 2002, the Company leased their office space from TheBancorp at a rate of $1,000 per month. The Company is also responsible to pay certain common costs. Rent expense for the year ended December 31, 2003 was $81,140, of which $33,762 is due to TheBancorp at December 31, 2003.

Commencing in July 2002, the Company also pays $1,000 per month for technical support and $3,600 per month fee for the telephone system to the Bancorp. The Company has paid $52,392 for the year ended December 31, 2003, of which $5,582 is due as of December 31, 2003.

NOTE H - COMMITMENTS

1. Lease Arrangement

The Company entered into leases that expire in 2010. The approximate annual minimum lease payments as of December 31, 2003 are:

2004	$ 136,000
2005	136,000
2006	136,000
2007	136,000
2008	136,000
	$ 680,000

(Continued)

NOTE H - COMMITMENTS - Continued

Rent expense for the year ended December 31, 2003 was $81,140.

2. Clearing Broker Arrangement

In April 2002, the Company entered into an agreement with a new cleaning broker. Under this agreement, the Company is required to maintain a $100,000 deposit throughout the life of the contract and pay a termination fee if the contract is terminated prior to 2004. The termination fee is $15,000 if terminated in 2004.

NOTE I - NET CAPITAL REQUIREMENT

The Company is subject to the net capital provisions of Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined. As applied to the Company, the rule requires minimum net capital of $100,000. As of December 31, 2003, the Company's net capital was $575,101, which exceeds the minimum requirements by $475,101.

NOTE J - RESERVE REQUIREMENTS

As of December 31, 2003, the Company is subject to the reserve requirements under Rule 15c3-3 of the Securities Exchange Act of 1934. The Company continues to introduce and clear its customers' transactions on a fully disclosed basis with its clearing broker. However, the Company was not in possession of any customer funds at December 31, 2003; therefore, the Company had no items to report under Rule 15c3-3.

SUPPLEMENTAL INFORMATION

COHEN BROS. & COMPANY, INC.
(a wholly-owned subsidiary of Cohen Bros. Financial, LLC)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2003

Net capital	
Total stockholder's equity	$ 2,128,304
Deductions	
Nonallowable assets	
Furniture and equipment, net	92,422
Loan receivable	363,057
Accrued interest receivable	3,445
Goodwill	249,230
Intangible asset	155,000
Reimbursable advance from Parent	346,668
Other assets	343,381
Total deductions	1,553,203
Net capital	575,101
Minimum net capital required	100,000
Excess net capital	$ 475,101
Aggregate indebtedness	$ 1,167,280
Ratio of aggregate indebtedness to net capital	245.69%

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5(d) Part IIA filing.

COHEN BROS. & COMPANY, INC.
(a wholly-owned subsidiary of Cohen Bros. Financial, LLC)

Computation for Determination of Reserve Requirements under Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2003

As of December 31, 2003, the Company is subject to the reserve requirements under Rule 15c3-3 of the Securities Exchange Act of 1934. The Company continues to introduce and clear its customers' transactions on a fully disclosed basis with its clearing broker. However, the Company was not in possession of any customer funds at December 31, 2003; therefore, the Company had no items to report under Rule 15c3-3.